20 May 2008



08002901

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk



Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

MAY 2 7 2008

Washington, DC
104

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

Corinna Bridges
Company Secretarial Assistant

Encs.



PROCESSED
JUN 0 2 2008
THOMSON REUTERS

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

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🎈 Free annual report 📊 🖨

Company	TRINITY MIRROR PLC ORD 10P
TIDM	TNI
Headline	Holding(s) in Company
Released	16:32 19-May-08
Number	8057U16

RNS Number : 8057U
Trinity Mirror PLC
19 May 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Trinity Mirror plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):_____	**Yes**
3. Full name of person(s) subject to notification obligation:	Newton Investment Management Limited
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which	

the threshold is crossed or reached if different):	
6. Date on which issuer notified:	19/05/08
7. Threshold(s) that is/are crossed or reached:	Increase from 2.99% to 3.00%

8: Notified Details:
The Company has reduced its share capital to 261,606,374. As a result, Newton's % holding has changed.

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
Ordinary Shares ISIN GB0009039941	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage o voting rights	
				Direct	Indirect	Direct	Indire
	7,843,614	2.99%	N/A	N/A	7,843,614	N/A	3.00%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
7,843,614	3.00%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Newton Investment Management Limited hold these shares as a discretionary Investment Manager

Proxy Voting:	
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	
14 Contact name:	Asif S Lalani
15. Contact telephone name:	+44 (0)20 7163 5115

This information is provided by RNS
The company news service from the London Stock Exchange

END

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